Exhibit 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
For the fiscal years ended December 28, 2013, December 29, 2012, December 31, 2011,
January 1, 2011 and January 2, 2010
(Millions of Dollars)

	Fiscal Year
	2013	2012	2011	2010	2009
Earnings from continuing operations before income taxes and non-controlling interest	$586.6	$542.2	$658.9	$170.3	$259.8
Add:
Interest expense	160.4	144.2	140.4	109.8	63.5
Portion of rents representative of interest factor	15.1	14.6	14.6	17.4	5.8
Distributed income of equity investees	—	—	2.8	3.5	—
Income as adjusted	$762.1	$701.0	$816.7	$301.0	$329.1
Fixed charges:
Interest expense	$160.4	$144.2	$140.4	$109.8	$63.5
Portion of rents representative of interest factor	15.1	14.6	14.6	17.4	5.8
Fixed charges	$175.5	$158.8	$155.0	$127.2	$69.3
Ratio of earnings to fixed charges	4.3	4.4	5.3	2.4	4.7